Via Facsimile and U.S. Mail
Mail Stop 4720

October 20, 2009

Mr. E. Robert Gates
All State Properties Holdings, Inc.
Chairman and Chief Executive Officer
6465 N. Quail Hollow Rd.
Ste. 200
Memphis, TN 38120-1417

       Re: **All State Properties Holdings, Inc.**
              Amended Item 4.01 Form 8-K
              Filed October 20, 2009
              File No. 000-12895

Dear Mr. Gates:

      We have completed our review of your Form 8-K and have no further comments at this time.

                       Sincerely,

                       Tabatha Akins
                       Staff Accountant